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December 13, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Rufus Decker

Era Anagnosti, Esq.

Jay Ingram, Esq.

Nudrat Salik

Re:         MasTec, Inc.

  Form 10-K for the Year ended December 31, 2011

  Filed February 29, 2012

  Form S-3 Filed

  April 5, 2012

  Response dated September 28, 2012

  File No. 1-8106

Ladies and Gentlemen:

On behalf of MasTec, Inc., a Florida corporation (the “Company”), the following response is to the comment letter, dated October 5, 2012 (the “Comment Letter”), received by the Company from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) concerning the Company’s (i) Form 10-K for the year ended December 31, 2011, filed February 29, 2012, the (ii) the Company’s Registration Statement on Form S-3, filed April 5, 2012, (iii) the Company’s response, dated September 28, 2012, to the Staff’s comment letter dated June 21, 2012, and those matters discussed telephonically between (x) representatives of the Company and the Staff on December 5, 2012 (the “Conference Call”) and (y) John Huber, of FTI Consulting, and Rufus Decker, of the Staff, on December 6, 2012.

The discussion below has been organized based upon the issues addressed in the telephonic discussions referenced above. In the responses below, references to “we”, “our” and “us” refer to the Company. Also, please note that the segment data has not been audited.

1.	Please confirm that the Company will commence reporting segments beginning with its Annual Report on Form 10-K for the year ending December 31, 2012 (the “2012 10-K”), and list such reportable segments (the “Reportable Segments”).

As communicated telephonically in the call on December 6, 2012 between Rufus Decker of the SEC Staff and John Huber of FTI Consulting, MasTec will report the following reportable segments starting with its Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”):

•	Communications

•	Electrical Transmission

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•	Oil & Gas

•	Power Generation

•	Other

Please refer to the Organization Chart attached to this letter as Attachment 2 for a description of the business units within each reportable segment.

MasTec, its Audit Committee and its advisors, including its independent auditor, believe that our proposed segment reporting reflects our organizational structure and how MasTec manages its businesses and is consistent with the authoritative segment reporting principles and guidance. As discussed during the Conference Call and, as confirmed in this letter, we have demonstrated a significant convergence of margins in 2013 within the Communications segment. We believe that MasTec has applied the segment aggregation criteria appropriately to our proposed reportable segments and, as a result, our proposed reportable segments are appropriate.

2.	On the Conference Call, Mr. Robert Campbell, the Company’s Chief Financial Officer, noted that there would be a shift in the allocation of IT costs in future periods, including in the year ending December 31, 2013. Please describe the methodology for such allocation and address how such allocation would have affected segment results for fiscal years 2007 through and including 2011 had if it been applied in such years.

[***]

3.	As discussed on the Conference Call, please describe the economic similarity, as among Advanced Technologies, Nsoro and Utility Services.

[***]

4.	Please confirm the oral commentary regarding Electrical Transmission and the Oil & Gas operating segments provided during the Conference Call.

[***]

5.	Please describe the status of the Company’s recent internal reorganization (the “Reorganization”), including the business reasons for such reorganization and its relationship to the Reportable Segments.

As mentioned in previous responses to the staff, MasTec’s organizational structure has been very much in transition this year. Since 2007, the Company has made 13 acquisitions, has entered a number of new markets, and more than tripled revenue, transforming the Company. About two-thirds of today’s revenue and profit comes from markets and businesses in which we did not participate during 2007. Accordingly, in light of the new markets, new and increased numbers of personnel and numerous new management teams, we have made significant organizational changes in 2012. Our organizational changes, of course, are in pursuit of greater growth for our shareholders through better cross-selling within markets, better productivity, and better margins. Our 2012 organizational changes are significant. In fact, they represent more change than we have made in the last few years combined. These changes

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are intended to enable us to grow the business better, manage the business better and to improve our margins.

First, MasTec has reorganized its Communications business units, Advanced Technologies, Nsoro and Utility Services, into a single operating segment led by the Company’s COO, the segment manager. The Company’s COO reports directly to the CODM with regard to this segment, and the CODM will only receive consolidated financial information for this operating segment. The transition was completed in December 2012.

The reason for this combination was to ensure that MasTec is positioned to take full advantage of all the opportunities in what has become one comingled and converging Communications market. In this revised organizational structure for Communications, we believe we can sell better into what is really one market. In addition, the nature of the work, the employee skill sets and the equipment within Communications are all similar. A single segment manager who can allocate resources should be able to improve costs and productivity by sharing people and equipment throughout the entire Communications market. Telephone companies, cable television and satellite television operators now offer telephony, video, data and internet through bundled offerings, such as AT&T’s U-Verse, Verizon’s FIOS and Comcast’s Xfinity products. As a further example, AT&T now sells DirecTV in markets in which AT&T does not offer U-Verse and so on. In fact, AT&T is actually the largest third party reseller of DirecTV in the United States. Thus, in order to be in a position to take full advantage of all the opportunities in a comingled and converging Communications market, we now have a single operating segment led by a single segment manager in place this month. As part of this change, the financial information provided to the CODM will be in the form of consolidated financial statements for the three entities rather than the separate financial information that has been provided to the CODM in the past.

Second, the combination of many entities into Nsoro has been completed, and they are under a single leader.

Third, the combination of all of our Electrical Transmission entities under a single leader has been completed.

Fourth, the combination of all of our Oil and Gas entities under a single leader has been completed.

Finally, regarding organization structure, we are still evaluating the appropriate placement of our small Mexican wireless business. It is only a $12MM revenue entity today, and it will likely be added to Nsoro within Communications.

The Company’s financial reporting to our Board and to our CODM is being revised to reflect these organizational changes. Please refer to the revised MasTec organization chart in Attachment 2 that reflects this structure.

6.

We are providing a draft of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), which includes the Reportable Segments, in the form the Company anticipates filing with the 2012 10-K. Pursuant to the December 6, 2012 call with the Staff, the draft MD&A includes: (i) a discussion of changes in revenue and EBITDA by Reportable Segment for 2011 as compared to 2010, including quantification of such amounts and changes; (ii) a discussion of eliminations, excluded items, cost allocations

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(e.g. IT costs) and corporate costs, including the business reasons therefore; and (iii) a discussion, under the title of “Segments”, of the Reorganization and the business reasons therefor, as well as its relationship to the Company’s segment reporting.

Please see Attachments 3 and 4. Please note that the segment data has not been audited.

7.	We are providing a draft of the segments footnote to the Company’s financial statements in the form the Company anticipates filing with the 2012 10-K.

Please see Attachment 5. Please note that the segment data has not been audited.

8.	Please describe the level at which the Company tests goodwill in light of the Reorganization and the Reportable Segments.

The Company has concluded that it has four reportable segments (Communications, Electrical Transmission, Oil & Gas and Power Generation) which also represent its operating segments and its reporting units for the purpose of goodwill impairment testing. Therefore, goodwill is being tested at the level of the reporting unit, at each of Communications, Electrical Transmission, Oil & Gas and Power Generation. Note that there is no goodwill in the Other segment.

* * *

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As requested, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you or any other member of the Staff should have any further comments or questions regarding this response, please do not hesitate to contact the undersigned at 305.406.1811.

Sincerely, MASTEC, INC.

/s/ T. Michael Love
VP, Corporate Controller

cc:	Frank E. Jaumot CPA – Audit committee chairman
Leland Graul, BDO USA, LLP
Ian Shapiro, BDO USA, LLP
Ira N. Rosner, Esq., Greenberg Traurig, P.A.
John Huber, FTI Consulting

ATTACHMENTS:

Attachment 1: [***];

Attachment 2: [***];

Attachment 3: Draft MD&A Discussion of Reorganization;

Attachment 4: Draft MD&A Analysis of Segment Results; and

Attachment 5: Draft Segment Financial Statement Footnote

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Attachment 1

[***]

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Attachment 2

[***]

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Attachment 3

Proposed discussion of operational reorganization to be included in 2012 Form 10-K Management’s Discussion and Analysis

SEGMENTS

Reorganization and Reportable Segments

In December, 2012, MasTec completed a management reorganization resulting in four internal groups consisting of Communications, Electrical Transmission, Oil and Gas, and Power Generation. Each is led by a single Group President and each is a reportable segment as defined in ASC 280, Segment Reporting. The reorganization focused on concentrating business development efforts and resources based upon broad end-user markets for our construction services. The reorganization began informally in late 2011, after the completion of five acquisitions, and continued during 2012 by hiring group management and modifying reporting lines accordingly. Our 2012 organizational changes were significant. The combination of the entities into each of the four groups is intended to enable each group to achieve better growth, better management and better profitability by leveraging customer relationships to increase cross-selling, offering greater geographic coverage to our customers and achieving higher utilization and efficiency from both employees and equipment.

For instance, the Communications Group includes the Company’s install-to-the-home, wireless and wireline businesses. We believe that integrating all of our communications businesses enhances our ability to take full advantage of all of the opportunities in what has become one comingled and converging communications market. Our Communications Group infrastructure construction services support a continually converging set of end user services as telephone companies, cable television and satellite television operators that now offer bundled telephony, video, data and internet services. In addition, communications network construction and maintenance utilizes substantially the same employee skill sets and equipment to perform similar work. We expect that a single Group President should be able to improve costs and productivity more effectively by sharing people and equipment throughout all communications projects. Accordingly, in order to realize these objectives and to maximize opportunities in a converging communications market, we have organized these businesses into a single segment under a single leader.

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Attachment 4

Comparison of Fiscal Year Results

The following table reflects our consolidated results of operations in dollar and percentage of revenue terms for the periods indicated (dollar amounts in millions). Our consolidated results of operations are not necessarily comparable from period to period due to the impact of recent acquisitions and dispositions. See Note 3—Acquisition and Other Investments and Note 4 – Discontinued Operations in the notes to consolidated financial statements.

	Years Ended December 31,
	2012		2011		2010
Revenue	$—	100.0%	$2,831.3	100.0%	$2,143.0	100.0%
Costs of revenue, excluding depreciation and amortization	—	—	2,459.7	86.9%	1,829.5	85.4%
Depreciation and amortization	—	—	74.2	2.6%	56.9	2.7%
General and administrative expenses	—	—	132.6	4.7%	112.2	5.2%
Interest expense, net	—	—	34.5	1.2%	29.2	1.4%
Other expense (income), net	—	—	(29.0)	(1.0)%	1.2	—

Income from continuing operations before provision for income taxes	$—	100%	$159.3	5.6%	$114.0	5.3%
Provision for income taxes	—	—	(61.8)	(2.2)%	(47.9)	2.2%

Income from continuing operations before non-controlling interests	$—	100%	$97.5	3.4%	$66.1	3.1%
(Loss) income from discontinued operations, net of tax	—	—	8.5	0.3%	24.3	1.1%

Net income	$—	100%	$106.0	3.7%	$90.4	4.2%
Net loss attributable to non-controlling interests	—	—	—	—	(0.1)	—

Net income attributable to MasTec, Inc	$—	100%	$106.0	3.7%	$90.5	4.2%

The following discussion and analysis of our results of operations should be read in conjunction with our consolidated financial statements and notes thereto in Item 8 of this Form 10-K.

Comparison of Years Ended December 31, 2011 and 2010

Revenue. Our revenue was $2.8 billion for year ended December 31, 2011, compared to $2.1 billion in 2010, representing an increase of $688.3 million, or 32.1%. Of this increase, $265.3 million, or approximately 38.5%, was attributable to businesses acquired during 2011. Revenues were favorably affected by demand for our wireless, install-to-the-home, pipeline, and electrical transmission services. Key customers driving growth during 2011 included AT&T, DIRECTV® and Energy Transfer Company. Growth in our communications business contributed $444.5 million of the increase in revenues. Continuing investments in new infrastructure for wireless technology, in addition to expansion of the geographic areas in which we do project work, yielded approximately $230 million of higher revenues from wireless projects in 2011 as compared with 2010. Install-to-the-home project activity was also strong in 2011, increasing by approximately $130 million. Approximately $87 million of our communications revenue growth was derived from acquired businesses. Oil and gas revenues increased approximately $212 million for the year ended December 31, 2011, driven by acquisition revenues of $83 million, as well as a net increase of approximately $90 million from natural gas and petroleum pipeline projects, including those in the various natural gas shale basins. Oil and gas revenues were also favorably affected by approximately $37 million of higher year-over-year revenues from a large pipeline project with El Paso Corporation. Electrical transmission project activity increased by approximately $131 million, including

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approximately $96 million of acquisition revenues. Otherwise strong revenue growth was partially offset by approximately $106 million in lower levels of activity on power generation projects versus 2010 as a result of tightened access of our customers to project financing and delays resulting from changes to our customers’ capital spending projects.

Costs of Revenue, Excluding Depreciation and Amortization. Our costs of revenue, excluding depreciation and amortization, were $2.5 billion, or 86.9% of revenue, for the year ended December 31, 2011, compared to $1.8 billion, or 85.4% of revenue, for the corresponding period in 2010, a $630.2 million, or 34.4%, increase. The dollar increase is partially attributable to higher costs associated with increased revenues, as described above.

As a percentage of revenue, costs of revenue, excluding depreciation and amortization, increased 150 basis points. The basis point increase was driven by several factors. Wages, including subcontractor costs increased as a percent of revenue by approximately 60 basis points, as a result of higher costs on certain of our pipeline, wireless, and power generation projects. For example, pipeline projects were negatively affected by flooding conditions we experienced on our Marcellus Shale basin pipeline projects in the second half of 2011. Severe flooding in the northeastern United States, caused by above average rainfall, coupled with the effects of Hurricane Irene in August and Tropical Storm Lee in September, hurt our pipeline projects in the Marcellus shale basin, resulting in approximately $24 million of project losses in 2011. In addition, we experienced higher labor costs on wireless projects as a result of certain growth-related project inefficiencies. Our power generation projects were negatively affected by lower levels of utilization as a result of decreased revenues as well as from competitive pressure on pricing. Our 2011 wage and employee costs also include the impact of a $6.4 million charge related to our multi-employer pension plans. In November 2011, we voluntarily withdrew from one of the multi-employer pension plans in which we participate. See Note 13 – Other Retirement Plans and Note 17 – Commitments and Contingencies in the notes to the consolidated financial statements for additional details. Fuel costs also increased by approximately 30 basis points as a percentage of revenue, driven by higher fuel prices and increased levels of fuel consumption to support growth in project work.

Depreciation and amortization. Depreciation and amortization was $74.2 million for the year ended December 31, 2011, as compared with $56.9 million for the same period in 2010, representing an increase of $17.3 million, or 30.4%. The increase was driven by $9.2 million of acquisition-related depreciation and amortization, as well as $13.4 million of higher organic business depreciation expense, offset in part, by a decrease of approximately $5.3 million in amortization expense from historical acquisitions. The increase in organic business depreciation expense resulted from current year capital spending, primarily on equipment acquired in order to perform pipeline and wireless projects, which increased depreciation expense by approximately $6 million, as well as an increase of approximately $7 million in depreciation expense on certain equipment held under capital leases, which had previously been held under operating leases. The increase in depreciation expense from the lease reclassification was offset, in part, by a decrease in rent expense, which is recorded within costs of revenue. See Note 11—Lease Obligations in the notes to the consolidated financial statements for additional details.

General and administrative expenses. General and administrative expenses were $132.6 million, or 4.7% of revenue, for the year ended December 31, 2011, as compared with $112.2 million, or 5.2% of revenue, for the same period in 2010, representing an increase of $20.4 million, or 18.2%. The dollar increase resulted largely from approximately $12 million of higher costs associated with recently acquired businesses, and also from organic business growth. Acquisition-related transaction costs of approximately $1.6 million also contributed to higher general and administrative expenses. As a percentage of revenue, general and administrative expenses decreased approximately 50 basis points. This decrease was attributable to improved leveraging of overall administrative labor and other costs, which increased at a lower rate than the increase in revenue for the corresponding period.

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Interest expense, net. Interest expense, net of interest income, was $34.5 million, or 1.2% of revenue, for the year ended December 31, 2011, as compared with $29.2 million, or 1.4% of revenue, for the same period in 2010, representing an increase of $5.3 million. This increase was largely attributable to $4.2 million of discount accretion associated with our New Convertible Notes and an increase in interest expense of approximately $1.2 million related to our credit facility. These increases were partially offset by a decrease in interest expense on equipment notes. In the fourth quarter of 2010, we refinanced $13.4 million of 7.05% equipment notes with a new equipment note bearing interest at approximately 3.53% per annum.

Other (income) expense, net. Other income, net, was $29.0 million for the year ended December 31, 2011, as compared with other expense, net, of $1.2 million for the year ended December 31, 2010. The increase in other income, net, is largely attributable to a $29.0 million gain on remeasurement of our equity investment in EC Source, which was acquired in May 2011.

Income taxes. Income taxes were $61.8 million for the year ended December 31, 2011, as compared with $47.9 million for the year ended December 31, 2010, representing an increase of $13.9 million. This increase is primarily due to higher taxable income, partially offset by the impact of a lower tax rate. Our effective tax rate on income from continuing operations was 38.8% for the year ended December 31, 2011 as compared with an effective tax rate of 42.0% for the year ended December 31, 2010. The lower current year tax rate is principally attributable to a higher deduction for production activities in 2011. Prior to 2011, these deductions were only available to us on a limited basis as we were benefiting from the use of net operating loss carryforwards.

Income from discontinued operations. Income from discontinued operations, net of tax, was $8.5 million for the year ended December 31, 2011, as compared with $24.3 million in the prior year, a decrease of $15.7 million. This decrease was due, in large part, to an after-tax increase of approximately $17 million for certain commissions paid by DirectStar in 2011 as compared with 2010. See Note 4 – Discontinued Operations in the notes to the consolidated financial statements.

Segments

Management reviews its operating results by business segment. Our reportable segments are: (1) Communications; (2) Electrical Transmission; (3) Oil and Gas; (4) Power Generation, and (5) Other. Management’s review of its business segments includes analyses of trends in revenue and EBITDA. The following table presents, for our continuing operations businesses, revenue and EBITDA by segment for the periods indicated (dollar amounts in millions):

	Revenue			EBITDA and EBITDA Margin – Continuing Operations
	Years Ended December 31,			Years Ended December 31,
Reportable Segment	2012	2011	2010	2012	2011		2010
Communications		$1,635.1	$1,190.6		$154.3	9.4%	$107.9	9.1%
Electrical Transmission		$198.3	$67.0		$28.7	14.5%	$(3.7)	-5.5%
Oil and Gas		$774.3	$562.6		$80.1	10.4%	$111.3	19.8%
Power Generation		$219.6	$325.6		$(3.2)	-1.4%	$16.9	5.2%
Other		$4.9	$0.2		$0.3	5.5%	$(1.0)	-534.1%
Eliminations		$(0.8)	$(3.0)		$(0.0)	0.0%	$0.0	0.0%
Corporate		$—	$—		$7.6	N/A	$(31.3)	N/A

Consolidated Results-Continuing Operations	$—	$2,831.3	$2,143.0	$—	$267.9	9.5%	$200.1	9.3%

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Comparison of Years Ended December 31, 2011 and 2010 – Segments

Communications

Revenue. Communications revenue was $1.6 billion for year ended December 31, 2011, compared to $1.2 billion in 2010, an increase of $444.5 million, or 37.3%. Of this increase, $86.7 million was attributable to businesses acquired during 2011. Revenues were favorably affected by demand for our wireless, install-to-the-home, wireline and utility services. Key customers driving this growth included AT&T and DIRECTV®. Continuing investments in new infrastructure for wireless technology, in addition to expansion of the geographic areas in which we do project work, yielded over $230 million of higher revenues from wireless projects in 2011 as compared with 2010. Of this increase, approximately $27 million was derived from acquired businesses. Install-to-the-home project activity was also strong in 2011, increasing by approximately $130 million, including approximately $60 million of revenue from acquired businesses. Our wireline and utility projects also grew in 2011, with an increase of approximately $80 million in revenue driven primarily by broadband stimulus projects and growth in electrical utility and natural gas distribution activities.

EBITDA. EBITDA for our Communications segment was $154.3 million, or 9.4% of revenue, for the year ended December 31, 2011, compared to $107.9 million, or 9.1% of revenue in 2010, a $46.4 million, or 43% increase. The dollar increase is partially attributable to increased revenues, as described above. As a percentage of revenue, EBITDA increased 40 basis points, driven primarily by a 50 basis point decrease in general and administrative expenses as a percentage of revenue. Administrative labor and other costs increased at a lower rate than the increase in revenue for the corresponding period, which resulted in improved cost leveraging. The decrease in general and administrative costs as a percentage of revenue was partially offset by an increase in costs of revenue, excluding depreciation and amortization, as a percentage of revenue, driven by growth-related project inefficiencies on wireless projects and higher fuel costs, partially offset by decreases in equipment rental costs and material costs as a percentage of revenue.

Electrical Transmission

Revenue. Electrical Transmission revenues were $198.3 million for the year ended December 31, 2011, as compared with $67 million in 2010, representing an increase of $131.3 million, or 196%. Of this increase, approximately $96 million was attributable to businesses acquired during 2011, including project revenues from Mid-American Energy for a large transmission project in Utah. Organic revenue increased by $35.8 million, or 53%, for the year ended December 31, 2011. This organic growth was the result of business development efforts that were led by new members of the Electrical Transmission management team.

EBITDA. EBITDA for our Electrical Transmission segment was $28.7 million, or 14.5% of revenue for the year ended December 31, 2011, compared to negative EBITDA of $3.7 million, or 5.5% of revenue in 2010, an increase of $32.4 million. The dollar increase is largely attributable to increased revenues, as described above. As a percentage of revenue, EBITDA increased by 20%. The improvement in EBITDA margin was driven by: the addition of several large transmission projects in connection with the EC Source acquisition with higher than historical-average project margins; a shift in project mix in our legacy transmission businesses to larger project, higher voltage, higher margin work; and improved overhead leveraging and cost utilization associated with the increase in revenue as well as from the favorable impact of cost improvement initiatives.

Oil and Gas

Revenue. Oil and Gas revenue was $774.3 million for year ended December 31, 2011, compared to $562.6 million in 2010, representing an increase of $211.6 million, or 37.6%. Of this increase, $83 million, or approximately 39%, was attributable to businesses acquired during 2011. We also earned approximately $37 million of higher year-

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over-year revenues from a large pipeline project with El Paso Corporation. The remaining increase of approximately $90 million, net, is from natural gas and petroleum pipeline projects, including those in the various natural gas shale basins for customers such as Energy Transfer Company, EQT Corporation, Talisman Energy, DCP Midstream and Dominion Virginia Power.

EBITDA. EBITDA for our Oil and Gas segment was $80.1 million, or 10.4% of revenue for the year ended December 31, 2011, compared to $111.3 million, or 19.8% of revenue in 2010, a decrease of $31.2 million, or 28%. As a percentage of revenue, EBITDA decreased by 9.4%, driven by an increase in costs of revenue, excluding depreciation and amortization. The increase in costs of revenue, excluding depreciation and amortization, is largely attributable to project losses of approximately $24 million on certain pipeline projects in the Marcellus shale basin. Severe flooding in the northeastern United States caused by above average rainfall, coupled with the effects of Hurricane Irene in August and Tropical Storm Lee in September, resulted in increased costs on these projects. Our 2011 Oil and Gas wage and employee costs also include the impact of a $6.4 million charge related to our multi-employer pension plans. In November 2011, we voluntarily withdrew from one of the multi-employer pension plans in which we participate. See Note 13 – Other Retirement Plans and Note 17 – Commitments and Contingencies in the notes to the consolidated financial statements for additional information.

Power Generation

Revenue. Power Generation revenues were $219.6 million for year ended December 31, 2011, compared to $325.6 million in 2010, a decrease of $106 million, or 32.6%. The decrease in revenue was driven by tightened customer access to project financing as well as from delays in timing of customers’ capital spending on wind projects.

EBITDA. EBITDA for our Power Generation segment was negative $3.2 million, or 1.4% of revenue for the year ended December 31, 2011, compared to EBITDA of $16.9 million, or 5.2% of revenue in 2010, a $20.1 million decrease. The dollar decrease is partially attributable to lower revenues, as described above. As a percentage of revenue, EBITDA decreased by 6.6%. The decline in EBITDA margin was driven by project mix, as well as lower levels of overhead cost utilization as a result of maintaining capacity levels in anticipation of revenue growth in 2012. In addition, Power Generation projects were negatively affected by competitive pricing pressures in 2011, which led to lower margins on bid work. In 2011, our mix of project work comprised projects that had higher material costs as a percent of revenue. Material costs as a percentage of revenue increased 4.1 percentage points for the year ended December 31, 2011.

Other

Revenue. Revenue from Other businesses was $4.9 million for year ended December 31, 2011, compared to $0.2 million in 2010, an increase of $4.7 million. This increase resulted from higher levels of wireless infrastructure activity in Mexico.

EBITDA. EBITDA from Other businesses was $0.3 million, or 5.5% of revenue, for the year ended December 31, 2011, compared to negative $1 million of EBITDA in 2010, a $1.3 million increase. The increase is attributable to increased revenues, as described above.

Eliminations

Revenue. Elimination balances represent the offset to intersegment revenues that have been reflected within the reportable segments’ gross revenues. In 2011, we had $0.8 million of intercompany revenue between our reportable segments compared to $3.0 million in 2010.

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Corporate

EBITDA. Certain of our corporate costs are not allocated to our reportable segments, including certain administrative costs, professional fees and acquisition costs. Corporate information technology costs are allocated to our reportable segments based on estimated usage. EBITDA for our Corporate segment was $7.6 million for the year ended December 31, 2011, compared to negative EBITDA of $31.3 million in 2010, a $38.9 million increase. The increase was, in large part, attributable to a $29.0 million gain on remeasurement of our equity investment in EC Source, which we acquired in May 2011. In addition, in 2011, we had a reduction in insurance expense due to better than expected experience, which reduced our Corporate costs by $7 million. Acquisition-related transaction costs of approximately $1.6 million also contributed to higher general and administrative expenses.

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Attachment 5

NOTE XX – OPERATIONS BY GEOGRAPHIC AREA AND SEGMENTS

MasTec presents its continuing operations under five reportable segments: (1) Communications; (2) Electrical Transmission; (3) Oil & Gas; (4) Power Generation; and (5) Other. This structure is generally focused on broad end-user markets for MasTec’s labor-based construction services and has been determined in accordance with the criteria in ASC 280, Segment Reporting. Our reportable segments derive their revenues from the engineering, installation and maintenance of infrastructure, primarily in North America.

The Communications segment performs engineering, construction and maintenance of communications infrastructure primarily related to wireless and wire line communications and install to the home, and to a lesser extent, infrastructure for electrical utilities. The Electrical Transmission segment primarily serves the energy and utility industries through the engineering, construction and maintenance of electrical transmission lines and substations. MasTec also performs engineering, construction and maintenance services on oil and natural gas pipelines and processing facilities for the energy and utilities industries through the Oil & Gas segment. The Power Generation segment primarily serves the energy and utility end markets and other end markets through the installation and construction of power plants, wind farms, solar farms, related electrical transmission infrastructure, ethanol facilities and various types of industrial infrastructure. The Other category primarily includes small business units that perform construction services for a variety of end markets in Mexico and elsewhere internationally.

The accounting policies of the reportable segments are the same as those described in Note 1. Intercompany revenues and costs among the reportable segments are de minimus and accounted for as if the sales were to third parties because these items are based on negotiated fees between the segments involved. All intercompany transactions and balances are eliminated in consolidation. Eliminations between segments are included in the Eliminations reconciling column in the tables below. Intercompany revenues and costs between entities within a reportable segment are eliminated to arrive at the segment totals. The Corporate column includes amounts related to Corporate functions such as administrative costs, professional fees, and acquisition costs. Segment results include certain allocations of centralized costs such as general liability, medical and workers’ compensation insurance and certain information technology costs. Income tax expense is managed by Corporate on a consolidated basis and is not allocated to the reportable segments.

Earnings before interest, taxes, depreciation and amortization from continuing operations (“EBITDA”) is the measure of profitability used to manage our segments and, accordingly, in our segment reporting. As appropriate, we supplement the reporting of our consolidated financial information determined in accordance with U.S. GAAP with certain non-U.S. GAAP financial measures, including EBITDA. We believe these non-U.S. GAAP measures provide meaningful information that helps investors understand our financial results and assess our prospects for future performance. We use EBITDA to evaluate our performance, both internally and versus our peers, because it excludes certain items that may not be indicative of our reportable segment results, as well as items that can vary widely across different industries or among companies within the same industry. Segment EBITDA is calculated in a manner consistent with consolidated EBITDA.

Corporate EBITDA in 2011 includes a $29 million gain on the remeasurement of our initial equity interest in EC Source to its fair value upon the acquisition of the remaining interest in the company. Total assets in Corporate in 2010 include the EC Source equity investment balance of approximately $10 million. See Note X for further discussion.

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Summarized financial information for MasTec’s reportable segments is presented and reconciled to consolidated continuing operations financial information for total MasTec in the following tables (in millions):

For the Year Ended December 31, 2012:

	Communications		Electrical Transmission		Oil & Gas		Power Generation		Other		Corporate		Eliminations		Continuing Operations for Consolidated MasTec
Revenue	$		$		$		$		$		$		$		$
EBITDA	$		$		$		$		$		$		$		$
Depreciation	$		$		$		$		$		$		$		$
Amortization	$		$		$		$		$		$		$		$
Total Assets	$		$		$		$		$		$		$		$
Capital Expenditures	$		$		$		$		$		$		$		$

For the Year Ended December 31, 2011:
	Communications		Electrical Transmission		Oil & Gas		Power Generation		Other		Corporate		Eliminations		Continuing Operations for Consolidated MasTec
Revenue		$1,635		$198		$774		$220		$5		$—		$(1)		$2,831
EBITDA		$154		$29		$80		$(3)		$—		$8		$—		$268
Depreciation		$23		$4		$27		$4		$—		$2		$—		$60
Amortization		$2		$4		$4		$4		$—		$—		$—		$14
Total Assets		$825		$253		$494		$275		$4		$95		$(10)		$1,936
Capital Expenditures		$22		$9		$26		$5		$—		$8		$—		$70

For the Year Ended December 31, 2010:
	Communications		Electrical Transmission		Oil & Gas		Power Generation		Other		Corporate		Eliminations		Continuing Operations for Consolidated MasTec
Revenue		$1,190		$67		$563		$326		$—		$—		$(3)		$2,143
EBITDA		$108		$(4)		$111		$17		$(1)		$(31)		$—		$200
Depreciation		$13		$3		$21		$4		$—		$3		$—		$44
Amortization		$1		$—		$7		$5		$—		$—		$—		$13
Total Assets		$598		$39		$392		$284		$1		$204		$(10)		$1,508
Capital Expenditures		$11		$—		$11		$3		$—		$3		$—		$28

Revenue generated by utilities customers represents __%, 9% and 8% of Communications segment revenues in 2012, 2011 and 2010, respectively.

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Reconciliation of EBITDA to consolidated income from continuing operations before income taxes:

	For The Year Ended December 31,
	2012	2011	2010
EBITDA		$268	$200
Less:
Interest, net		34	29
Depreciation		60	44
Amortization		14	13

Income from continuing operations before income taxes		$159	$114

Reconciliation of total assets for continuing operations to consolidated total assets:
	For The Year Ended December 31,
	2012	2011	2010
Total assets for continuing operations		$1,936	$1,508
Current assets of discontinued operations		31	43
Long-term assets of discontinued operations		122	104

Total assets		$2,088	$1,655

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